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SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File Number 0-23282

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

NMS Communications Corporation 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NMS Communications Corporation
100 Crossing Boulevard
Framingham, Massachusetts 01702

NMS Communications Corporation 401(k) Plan

Index of Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

Page(s)
Report of Independent Accountants	3
Financial Statements:
Statements of Assets Available for Benefits as of December 31, 2001 and 2000	4
Statement of Changes in Assets Available for Benefits, for the year ended December 31, 2001	5
Notes to Financial Statements	6–10
Supplemental Schedule:
Schedule H, Part IV, Line 4i—Form 5500—Assets Held for Investment Purposes as of December 31, 2001	11
Exhibits:
Exhibit 1—Consent of Independent Accountants	13

Note:  Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

Report of Independent Accountants

To the Participants and Administrator of
the NMS Communications Corporation 401(k) Plan:

        In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the NMS Communications Corporation 401(k) Plan (the "Plan") at December 31, 2001 and 2000, and the changes in assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts
June 12, 2002

NMS Communications Corporation 401(k) Plan

Statements of Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
Assets
Investments, at fair value (Note 3)	$14,323,090	$12,358,073

Receivables:
Participant contributions	36,876	51,413
Employer contributions	11,172	15,437

Total receivables	48,048	66,850

Assets available for benefits	$14,371,138	$12,424,923

The accompanying notes are an integral part of these financial statements.

NMS Communications Corporation 401(k) Plan

Statement of Changes in Assets Available for Benefits

For the Year Ended December 31, 2001

Additions:
Additions to assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(2,087,087)
Interest and dividends	17,383

(2,069,704)

Contributions:
Employer contributions	889,739
Participant contributions	2,554,399
Rollover contributions	974,108

4,418,246

Total additions	2,348,542

Deductions:
Deductions from assets attributed to:
Administrative expenses	37,063
Participant benefits	365,264

Total deductions	402,327

Net increase	1,946,215
Assets available for benefits:
Beginning of year	12,424,923

End of year	$14,371,138

The accompanying notes are an integral part of these financial statements.

NMS Communications Corporation 401(k) Plan

Notes to Financial Statements

1. Description of Plan

        The following description of the NMS Communications Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

  General

        The Plan is a defined contribution plan covering all full-time employees of NMS Communications Corporation (the "Company"), who are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Massachusetts Mutual Life Insurance Company ("Mass Mutual") serves as custodian of the Plan's assets.

  Contributions

        Each year, participants may contribute up to 15 percent of pretax annual compensation including cash bonuses, not to exceed $10,500 subject to certain limitations. The Company will match 50 percent of the participant's contribution up to 6 percent of the participant's compensation. Company matching contributions are accrued on a semimonthly basis and paid on the last day of the quarter. The Company may also elect to make additional discretionary contributions; however, it did not do so during 2001.

  Participant Accounts

        Each participant's account is credited with the participant's contribution, allocations of the Company's contribution, plan earnings and charged with an allocation of administrative expenses to the extent these expenses are not borne by the Company. Allocations are based on salary deferral elections, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting

        Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution and discretionary contribution is based on years of continuous service. A participant is 100 percent vested after three years of continuous service. A participant automatically becomes fully vested upon attainment of normal retirement age, upon disability or death, or upon termination of the Plan.

  Investment Options

        Upon enrollment in the Plan, a participant may direct employee contributions, in increments of one percent, among the investment options made available under the Plan. Employer matching contributions are allocated according to these same employee contribution selections.

  Participant Loans

        Participant loans are permitted under the Plan. A participant may apply for a loan of a portion of their vested account balance, up to 50% of their vested account balance. The minimum loan is $1,000 and the maximum amount is $50,000. New loan interest rates are set at the current prime rate plus

1 percent. At December 31, 2001 and 2000, interest rates on outstanding loans ranged from 6.00% to 10.50% and 8.75% to 10.50%, respectively.

  Payment of Benefits

        Upon termination of service due to death, disability or retirement or due to other reasons, a participant will receive a lump-sum payment equal to the value of the participant's vested interest in his or her account.

  Forfeitures

        The Company will use all forfeited amounts to reduce Plan expenses.

2. Summary of Significant Accounting Policies

  Basis of Accounting

        The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

  Investment Valuation and Income Recognition

        Investments in pooled separate accounts and mutual funds are valued at their unit value and net asset value, respectively, which represents the value at which units/shares may be purchased or redeemed. Loans to participants are valued at cost plus accrued interest which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded as earned, on the accrual basis.

        The Plan presents, in the statement of changes in assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses during the year and the unrealized appreciation (depreciation) during the year on those investments.

  Contributions

        Employee contributions are recorded in the period in which the employee payroll deductions are made. Matching contributions from the Company are accrued semimonthly and paid on the last day of the related quarter and are allocated based upon the participant's contribution selections.

  Payment of Benefits

        Benefits and withdrawals are recorded when paid.

  Expenses

        Administrative expenses incurred by the Plan were $37,063 for the year ended December 31, 2001. Expenses, other than loan administration fees, are borne by the Company.

  Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

  Risks and Uncertainties

        The Plan provides various investment options in any combination of pooled separate accounts and other investment securities including the Company's common stock. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

3. Investments

        The following table presents the fair value of the Plan's investments:

	December 31,
	2001	2000
Description
NMS Communications Corporation Common Stock*	$1,637,254	$1,188,374
Mass Mutual Blue Chip Growth Fund*	801,386	646,522
Mass Mutual Core Bond Fund*	1,098,871	681,497
Mass Mutual Core Equity Fund*	905,756	896,386
Mass Mutual Indexed Equity Fund*	2,088,628	2,139,725
Mass Mutual International Equity Fund*	1,053,124	1,163,909
Mass Mutual Money Market Fund*	1,172,595	964,282
Mass Mutual Small Cap Growth Fund*	1,360,514	1,251,393
Mass Mutual Moderate Journey Fund*	1,393,468	1,094,645
Participant Loans	181,367	194,854
Other mutual funds	542,060	451,997
Other pooled separate accounts	2,088,067	1,684,489

Total investments at fair value	$14,323,090	$12,358,073

*
Investments that represent 5% or more of the Plan's assets at the end of the year.

        During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,087,087 as follows:

Mutual funds	$754,757
Pooled separate accounts	791,733
Common stock	540,597

$2,087,087

4. Tax Status

        The Internal Revenue Service has determined and informed the Company, by a letter dated May 19, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. Plan Termination

        Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. In the event of a plan termination all amounts credited to a participant's account will be fully vested and would be paid out to the participant as directed by the Company.

6. Related Party Transactions

        Loans to participants qualify as party-in-interest transactions.

        The Plan invests in common stock of NMS Communications Corporation, the employer, and transactions in this common stock are party-in-interest transactions.

        For the plan years ended December 31, 2001 and 2000, certain plan investments are units of pooled separate accounts managed by Mass Mutual. Mass Mutual is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7. Reconciliation of Financial Statements to Form 5500:

        The following is a reconciliation of assets available for plan benefits per the financial statements to the Form 5500:

December 31, 2001
Assets available for plan benefits per the financial statements	$14,371,138
Less:
Employer contribution receivable	11,172
Employee contribution receivable	36,876

$14,323,090

8. Subsequent Event

        During the period from January 22, 2002 through May 9, 2002, the individual participant accounts in the NMS Common Stock Fund, a component of the Plan, incurred losses in the aggregate amount of approximately $800,000 due to transactions by one of its participants. The Plan is currently investigating the facts, the potential responsible parties, and the possibility that there may be insurance coverage for all or part of the losses. The Plan and the Company have taken preliminary actions to restore the participants' accounts that suffered the loss, and the Plan has also implemented actions designed to prevent a recurrence.

NMS Communications Corporation 401(k) Plan

Schedule H, Part IV, Line 4i—Form 5500—Assets Held for Investment Purposes

December 31, 2001

Identity of Issue Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/ Units	Cost	Current Value
Mutual Funds
Oppenheimer	Oppenheimer Cap Appreciation Fund	3,809	**	$542,060
Mass Mutual*	Mass Mutual Core Bond Fund	9,327	**	1,098,871
Mass Mutual*	Mass Mutual Core Equity Fund	10,226	**	905,756
Mass Mutual*	Mass Mutual Indexed Equity Fund	20,671	**	2,088,628
Mass Mutual*	Mass Mutual International Equity Fund	9,574	**	1,053,124
Pooled Separate Accounts
Mass Mutual*	Mass Mutual Aggressive Journey Fund	6,178	**	614,462
Mass Mutual*	Mass Mutual Blue Chip Growth Fund	5,908	**	801,386
Mass Mutual*	Mass Mutual Conservative Journey Fund	285	**	31,536
Mass Mutual*	Mass Mutual Equity Income II Fund	2,468	**	346,123
Mass Mutual*	Mass Mutual Growth Equity Fund	3,723	**	340,701
Mass Mutual*	Mass Mutual Mid Cap Growth Fund	4,263	**	388,302
Mass Mutual*	Mass Mutual Money Market Fund	9,836	**	1,172,595
Mass Mutual*	Mass Mutual Small Cap Growth Fund	11,047	**	1,360,514
Mass Mutual*	Mass Mutual Moderate Journey Fund	13,495	**	1,393,468
Mass Mutual*	SDBA Fund	19,609	**	95,850
Mass Mutual*	Mass Mutual Ultra Aggressive Fund	2,799	**	271,093
NMS Communications*	NMS Communications Corporation Common Stock	676,215	**	1,637,254
Participant loans*	Participant loans, interest rates of 6.0% to 10.5%	181,367	**	181,367

				$14,323,090

*
Parties-in-Interest to the Plan

**
Cost omitted for participant directed investments

SIGNATURES

        NMS Communications Corporation 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NMS COMMUNICATIONS CORPORATION 401(K) PLAN
Dated: June 26, 2002	By:	/s/ JAMES E. TOALE James E. Toale Vice President of Human Resources

QuickLinks

NMS Communications Corporation 401(k) Plan Index of Financial Statements and Supplemental Schedule December 31, 2001 and 2000
Report of Independent Accountants
NMS Communications Corporation 401(k) Plan Statements of Assets Available for Benefits December 31, 2001 and 2000
NMS Communications Corporation 401(k) Plan Statement of Changes in Assets Available for Benefits For the Year Ended December 31, 2001
NMS Communications Corporation 401(k) Plan Notes to Financial Statements
NMS Communications Corporation 401(k) Plan Schedule H, Part IV, Line 4i—Form 5500—Assets Held for Investment Purposes December 31, 2001
SIGNATURES